Exhibit 24.2

                                  CERTIFICATION

I, the undersigned Jorgen I. Svensson, Vice President of Legal Affairs, General Counsel and Secretary of Autoliv, Inc., hereby certifies that the resolutions and agreement set forth below were duly passed and agreed by the Board of Directors of Autoliv, Inc., on December 17, 2003, and February 10, 2004, respectively.

1.       Compensation Committee issues

         FURTHER RESOLVED, that, subject to a favourable outcome of the investigations with major shareholders recommended by the Compensation Committee and subject to stockholder approval, the Autoliv, Inc. 1997 Stock Incentive Plan is hereby amended so that an additional 2 million shares of common stock of the Corporation are reserved for issuance under the Plan and that, the Vice President for Legal Affairs, General Counsel and Secretary of the Corporation be, and hereby is authorized to prepare, execute and file with SEC a Registration Statement on Form S-8, or on such other forms as SEC may require, with respect to the registration by the Corporation of shares of common stock issuable pursuant to the Plan together with any and all exhibits and documents relating thereto, all in such form as the authorized officer executing the same may deem necessary or appropriate.

         FURTHER RESOLVED, that the authority granted to the officer of the Corporation under the foregoing resolution shall be deemed to include, in the case of each such resolution, the authority to perform such further acts and deeds as may be necessary, convenient or appropriate, in the good faith judgement of such officer, to carry out the transactions contemplated thereby, and the purposes and intents of the foregoing resolution, and all actions previously taken by any officer or director of the Corporation in connection with the transactions contemplated by the foregoing, are hereby adopted, ratified, confirmed and approved in all respects as the acts and deeds of the Corporation; and

         FURTHER RESOLVED, that any and all actions taken and acts, agreements or other instruments previously signed or not signed by the officer on behalf of the Corporation in connection with the foregoing be, and they hereby are, in all respects approved and ratified as the true actions and deeds of the Corporation with the same force and effect as if such action, agreement or instrument had been specifically authorized in advance by resolution of this Board of Directors.

2.       Annual Report and Proxy Statement for 2003

         The Board reviewed the Draft Annual Report and Proxy Statement contained in the material and provided comments.

         The Board discussed the proposed amendment to the Autoliv, Inc. 1997 Stock Incentive Plan. It was noted that stock options was a subject of debate in Swedish business society and that major Swedish shareholders may vote against such amendment, while it was likely that U.S. shareholders would be more favourable.

         The Board concluded that the continuity in the Plan was instrumental to attract, maintain and motivate executives in Autoliv and to align their

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interests with those of shareholders. In addition the grants under the Plan have in the last years been blended between stock options and restricted stock units which is more acceptable to shareholders.

         The Board agreed to propose the amendment to reserve another 2 million shares for grants under the Plan to shareholders for their decision.

Stockholm May 6, 2004

/s/  Jorgen I. Svensson

Vice President of Legal Affairs

General Counsel and Secretary